Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000
FACSIMILE: +1-212-455-2502

Direct Dial Number
+1-212-455-3974

E-mail Address
jonathan.gaines@stblaw.com

May 29, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BlackRock TCP Capital Corp.
        File No. 814-00899
        Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of BlackRock TCP Capital Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified shareholder derivative complaint filed in case 2:26-cv-05700 filed on May 27, 2026 in the United States District Court for the Central District of California by Robert Urbani, derivatively, on behalf of the Company, as plaintiff, against the Company as the nominal defendant and against certain current and former executive officers and directors of the Company as the defendants.

Any questions or comments on this submission should be directed to the undersigned at (212) 455-3974.

Very truly yours,

/s/ Jonathan H. Gaines
Jonathan H. Gaines

cc: Diana Huffman, BlackRock TCP Capital Corp.

THE ROSEN LAW FIRM, P.A.
Laurence M. Rosen, Esq. (SBN 219683)
355 South Grand Avenue, Suite 2450
Los Angeles, CA 90071
Telephone: (213) 785-2610
Facsimile: (213) 226-4684
Email: lrosen@rosenlegal.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

ROBERT URBANI, derivatively on behalf of BLACKROCK TCP CAPITAL CORP., Plaintiff, v. RAJNEESH VIG, PHILIP TSENG, ERIK L. CUELLAR, JOHN R. BARON, ERIC J. DRAUT, KAREN L. LEETS, ANDREA L. PETRO, and MAUREEN K. USIFER, Defendants, and BLACKROCK TCP CAPITAL CORP., Nominal Defendant.	Case No. **VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT** <u>DEMAND FOR JURY TRIAL</u>

1

Plaintiff Robert Urbani ("Plaintiff"), by and through undersigned counsel, submits this Verified Shareholder Derivative Complaint, for the benefit of Nominal Defendant BlackRock TCP Capital Corp. ("BlackRock TCP" or the "Company"), against the Individual Defendants (defined below), for breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, for violations of Sections 14(a), 10(b), and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and for contribution under sections 10(b) and 21D of the Exchange Act against certain of the Individual Defendants.

Plaintiff's allegations are based upon personal knowledge as to himself and his own acts, and upon information and belief, based on the investigation of Plaintiff's counsel, including a review of publicly available information, filings by BlackRock TCP with the U.S. Securities and Exchange Commission ("SEC"), press releases, news reports, analyst reports, investor conference transcripts, publicly available filings in lawsuits including the securities class action *Burnell v. BlackRock TCP Capital Corp.*, *et al.,* Case No. 2:26-cv-01102-AB-DFM (C.D. Cal.) (the "Securities Class Action"), and matters of public record. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a shareholder derivative action brought on behalf of BlackRock TCP against certain current and former officers and members of the Company's Board of Directors (the "Board") for breaches of their fiduciary duties and violations of the federal securities laws that occurred between November 6, 2024 and January 23, 2026, both dates inclusive (the "Relevant Period").

2.   BlackRock TCP is a Business Development Company ("BDC") that invests in debt securities of middle-market companies, with enterprise values ranging from $100 million to $1.5 billion. BlackRock TCP generates returns on its

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investments through contractual interest payments on debt investments and equity appreciation through options, warrants, conversions, or direct equity investments.

3. Throughout the Relevant Period, the Individual Defendants made or caused the Company to make false and misleading statements concerning the Company's ability to improve its net asset value ("NAV"), the adequacy and frequency of its credit evaluation processes, and the treatment of underperforming investments reflected in the Company's non-accrual metrics. These statements concealed that management failed to timely recognize deteriorating credit conditions by not appropriately placing troubled investments on non-accrual status, thereby understating the extent of credit deterioration within the portfolio.

4. The truth about BlackRock TCP's deteriorating financial condition was disclosed gradually, through a series of partial and incremental disclosures that collectively revealed the extent of the issues.

5. For instance, on February 27, 2025, the Company revealed that investments on non-accrual status increased to approximately 5.6% of the portfolio at fair value and 14.4% at cost. In the quarter prior, the Company reported non-accrual investments of approximately 3.8% of the portfolio at fair value. Accordingly, non-accrual investments increased materially quarter-over-quarter. That same day, the Company reported that BlackRock TCP's NAV had declined 22.4% year over year and that total losses had risen 186% increase compared to the prior year.

6. On this news, the Company's stock price declined approximately 9.6%, from a closing price of $9.34 on February 26, 2025 to a closing price of $8.44 on February 27, 2025.

7. Despite the market reaction to BlackRock TCP's revelations, the Individual Defendants continued to obscure the true condition of the Company's NAV and underlying performance of its portfolio. For instance, on May 8, 2025,

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the Company described "meaningful progress" in strengthening its portfolio and characterized conditions as "stabilizing."

8.   The truth was fully revealed on January 23, 2026, when the Company reported preliminary fourth quarter and full year 2025 results, revealing that its NAV had declined to a range of $7.05 to $7.09 per share, a 19% quarterly decline and 23.4% year over year decrease.

9.   On this news, the Company's stock price fell approximately 13%, from a closing price of $5.86 on January 23, 2026 to a closing price of $5.10 on January 26, 2026.

10.   As a result of the foregoing, the Company's disclosures to the public during the Relevant Period offered a materially distorted view of its financial condition and were not supported by a reasonable or accurate basis at the time they were made.

11.   During the Relevant Period, the Individual Defendants breached their fiduciary duties by, *inter alia*, making and/or or causing the Company to make, materially false and misleading statements to the investing public concerning the Company's business, operations, and prospects. These statements were made willfully or carelessly and created a materially inaccurate picture of the Company's financial condition.

12.   Further, during the Relevant Period, the Individual Defendants breached their fiduciary duties by causing the Company to overpay to repurchase its own stock at artificially inflated prices as a result of the materially misleading statements.

13.   In light of the Individual Defendants' misconduct, BlackRock TCP, its Chief Executive Officer, its former Chief Executive Officer, and its Chief Financial Officer are named as defendants in the Securities Class Action pending in the United States District Court for the Central District of California. The Company has

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been forced to devote significant corporate resources toward internal reviews, the evaluation and remediation of alleged control deficiencies, and the defense of the related proceedings. The misconduct has caused the waste of corporate assets and enabled the Individual Defendants to receive compensation and other benefits connected to the challenged conduct.

14.   As a direct and proximate result of the Individual Defendants' misconduct, the Company has suffered substantial harm and financial damage.

15.   In light of the alleged breaches of fiduciary duty by the Individual Defendants, most of whom currently serve as directors of the Company, the alleged misconduct by the Board, and the substantial likelihood of liability in this derivative action, as well as the potential liability of Individual Defendants Vig, Tseng, and Cuellar in the Securities Action, a majority of the Board of BlackRock TCP lacks the independence and disinterestedness needed to fairly and impartially consider a demand to initiate litigation on behalf of the Company against themselves. As further detailed herein, demand is, therefore, excused.

JURISDICTION AND VENUE

16.   This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 because Plaintiff's claims raise a federal question under Section 14(a) of the Exchange Act (15 U.S.C. § 78n(a)(1)), Rule 14a-9 of the Exchange Act (17 C.F.R. § 240.14a-9), Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. § 78j(b), 78t(a) and 78t-1), SEC Rule 10b5 (17 C.F.R. § 240.10b-5) promulgated thereunder, and Section 21D of the Exchange Act (15 U.S.C. § 78u-4(f)). Plaintiff's claims also raise a federal question pertaining to the claims made in the Securities Class Action based on violations of the Exchange Act.

17.   This Court has supplemental jurisdiction over Plaintiff's state law claims pursuant to 28 USC. §1367(a).

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

18.   This derivative action is not a collusive action to confer jurisdiction on a court of the United States that it would not otherwise have.

19.   The Court has personal jurisdiction over each of the Defendants because each is either a corporation conducting business and maintaining operations in this District, or he or she is an individual who is a citizen of California or who has sufficient minimum contacts with this District such that the exercise of jurisdiction comports with due process.

20.   Venue is proper in this District pursuant to 28 U.S.C. §§ 1391 and 1401 because BlackRock TCP is headquartered in this District, Defendants have conducted business and received compensation in this District, Defendants' actions have had an effect in this District, and a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

21.   Plaintiff is, and has been, a continuous shareholder of BlackRock TCP at all relevant times.

22.   Nominal Defendant BlackRock TCP is a Delaware corporation with it principal executive offices located at 2951 28th Street, Suite 1000, Santa Monica, California 90405. BlackRock TCP's common stock trades on the Nasdaq Global Select Market under the ticker symbol "TCPC."

23.   Defendant Rajneesh Vig ("Vig") served as a director of the Company from 2021 until January 31, 2025. He also held senior executive positions within the Company, including Chief Executive Officer and Chairman of the Board from 2021 through November 2024, President from 2012 through 2021, and Chief Operating Officer from 2013 through 2021.

24.   Defendant Philip Tseng ("Tseng") has served as the Chairman of the Board, the Company's Co-Chief Investment Officer, and the Company's CEO since

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November 2024. He previously served as the Company's President from 2021 until 2024.

25.   Defendant Erik L. Cuellar ("Cueller") has served as the Company's Chief Financial Officer since 2021.

26.   Defendant John R. Baron ("Baron") has served as a director of the Company since 2024. He also serves on the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

27.   Defendant Eric J. Draut ("Draut") has served as a Company director since 2011 and as Lead Independent Director since 2021. He also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

28.   Defendant Karen L. Leets ("Leets") has served as a director of the Company since October 2022. She also serves on the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee.

29.   Defendant Andrea L. Petro ("Petro") has served as a director of the Company since August 2020. She also serves as Chair of the Governance and Compensation Committee and as a member of the Audit Committee and the Joint Transactions Committee

30.   Defendant Maureen K. Usifer ("Usifer") has served as a director of the Company since 2024. She also serves as Chair of the Audit Committee and as a member of the Governance and Compensation Committee and Joint Transactions Committee.

31.   Defendants Vig, Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer are collectively referred to herein as the "Individual Defendants."

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

32.   By reason of their positions as officers, directors, and/or fiduciaries of BlackRock TCP and because of their ability to control the business and corporate

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

affairs of BlackRock TCP, the Individual Defendants owed the Company and its shareholders the fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in the best interests of the Company and its shareholders.

33.   Each director and officer of the Company owes to the Company and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, as well as the highest obligations of fair dealing.

34.   As officers and/or directors of a publicly held company, the Individual Defendants had a duty to promptly disseminate accurate and truthful information regarding the Company's operations, finances, financial condition, and present and future business prospects so that the market price of the Company's stock would be based on truthful and accurate information.

35.   The Individual Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by the Company. Because of their advisory, executive, managerial and directorial positions with the Company, each of the Defendants had access to adverse non-public information about the financial condition, operations, sales and marketing practices, and improper representations of the Company.

36.   To discharge their duties, the officers and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the financial affairs of the Company. By virtue of such duties, the officers and directors of the Company were required to, among other things:

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(a)   ensure that the Company was operated in a diligent, honest, and prudent manner in accordance with the laws and regulations of Delaware and the United States, and pursuant to BlackRock TCP's own Code of Ethics;

(b)   conduct the affairs of the Company in an efficient, business-like manner to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;

(c)   remain informed as to how BlackRock TCP conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices;

(d)   establish and maintain systematic and accurate records and reports of the business and internal affairs of BlackRock TCP and procedures for the reporting of the business and internal affairs to the Board and to periodically investigate, or cause independent investigation to be made of, said reports and records;

(e)   maintain, implement, and monitor an adequate and functioning system of internal legal, financial, and management controls, such that BlackRock TCP's publicly disclosed financial information would be accurate;

(f)   exercise reasonable control and supervision over the public statements made by the Company's officers and employees and any other reports or information that the Company was required by law to disseminate;

(g)   refrain from unduly benefiting themselves and other Company insiders at the expense of the Company; and

(h)   examine and evaluate any reports of examinations, audits, or other financial information concerning the financial affairs of the Company and to make full and accurate disclosure of all material facts concerning, *inter alia*, each

1   of the subjects and duties set forth above.

2   37.   Each Individual Defendant, by virtue of his or her position as a director

3   and/or officer, owed to the Company and to its shareholders the fiduciary duties of

4   loyalty, good faith, and the exercise of due care and diligence in the management

5   and administration of the affairs of the Company, as well as in the use and

6   preservation of its property and assets. The conduct of the Individual Defendants

7   complained of herein involves a knowing and culpable violation of their obligations

8   as directors and officers of the Company, the absence of good faith on their part,

9   and a reckless disregard for their duties to the Company and its shareholders that

10   the Individual Defendants were aware or should have been aware posed a risk of

11   serious injury to the Company.

12   38.   Each of the Individual Defendants owed to BlackRock TCP and the

13   shareholders the duty of loyalty requiring that each favor BlackRock TCP's interest

14   and that of its shareholders over their own while conducting the affairs of the

15   Company and refrain from using their position, influence, or knowledge of the

16   affairs of the Company to gain personal advantage.

17   39.   The Individual Defendants, because of their positions of control and

18   authority, were able to and did, directly or indirectly, exercise control over the

19   wrongful acts complained of herein, as well as the contents of the various public

20   statements issued by BlackRock TCP.

21   40.   At all times relevant hereto, the Individual Defendants were the agents

22   of each other and of BlackRock TCP and at all times acted within the course and

23   scope of such agency.

BLACKROCK TCP'S CODE OF ETHICS

24   41.   According to the 2025 Proxy Statement, the Company's Code of

25   Ethics applies to "the Directors, as well as its officers, including its Chief Executive

26   Officer, Chief Operating Officer and President, and Chief Financial Officer and

27

28

Treasurer, or persons performing similar functions (collectively, 'Senior Officers')."

42.   In the section titled "Introduction," the Code of Ethics states its purpose is to guide Senior Officers in their duties of:

a) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b) full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Fund;

c) compliance with applicable law;

d) the prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and

e) accountability for adherence to this Code

Each Senior Officer must comply with applicable law. Each Senior Officer also has a responsibility to conduct himself or herself in an honest and ethical manner. Each Senior Officer has leadership responsibilities that include creating a culture of high ethical standards and a commitment to compliance, maintaining a work environment that encourages the internal reporting of compliance concerns and promptly addressing compliance concerns.

43.   In a section titled "Senior Officers Should Act Honestly and Candidly," the Code of Ethics states:

Each Senior Officer has a responsibility to the Fund to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each Senior Officer must:

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a) engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b) act responsibly in producing and produce, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Fund files with, or submits to, the SEC and in other public communications made by the Fund;

c) act with integrity, including being honest and candid while still maintaining the confidentiality of information where required by applicable law or the Additional Conflict Rules;

d) comply with the applicable law that governs the conduct of the Fund's operations and report any suspected violations thereof in accordance with the section below entitled "Compliance With Code of Ethics";

e) adhere to a high standard of business ethics; and

f) promptly report suspected violations of this Code, including violations of applicable law, to BlackRock's General Counsel (the "General Counsel").

Each Senior Officer must act with integrity, including being honest and candid while still maintaining the confidentiality of information where required by applicable law or BlackRock's policies, and place the interests of the Fund before the Senior Officer's own personal interests.

44.   In a section titled "Conflicts of Interest," the Code of Ethics States, in relevant part:

A conflict of interest for the purpose of this Code occurs when a Senior Officer's private interests interfere in any way, or even appear to interfere, with the interests of the Fund.

Senior Officers are expected to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that Senior Officers are subject to certain inherent conflicts of interest because Senior Officers of the Fund also are or may be officers or

12

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employees of BlackRock and other funds advised or serviced by BlackRock (as a result of which it is incumbent upon each Senior Officer to be familiar with and to seek to comply with the Additional Conflict Rules).

Each Senior Officer is required to conduct the business of the Fund in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and business relationships. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest with respect to the Fund where a Senior Officer is receiving a personal benefit, he or she should act in accordance with the letter and spirit of this Code.

If a Senior Officer is in doubt as to the application or interpretation of this Code to himself or herself as a Senior Officer of the Fund, he or she should make full disclosure of all relevant facts and circumstances to the General Counsel and obtain the prior approval of the General Counsel prior to taking
action.

45.   In a section titled "Disclosures," the Code of Ethics states:

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable law in all reports and documents that the Fund files with, or submits to, the SEC and in all other public communications made by the Fund. Each Senior Officer is required to promote compliance with this policy and to abide by the Fund's standards, policies and procedures designed to promote compliance with this policy.

Each Senior Officer must:

a) familiarize himself or herself with the disclosure requirements applicable to the Fund as well as the business and financial operations of the Fund;

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b) not knowingly misrepresent, or cause others to misrepresent, facts about the Fund to others, including to other officers and employees of the Fund, the Directors/Trustees, the Fund's independent auditors, the Fund's counsel, counsel to the Independent Directors/Trustees, governmental regulators or self-regulatory organizations;

c) to the extent appropriate with his or her area of expertise, consult with other officers and employees of the Fund and its advisers with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the SEC and in public communications made by the Fund;

d) and use reasonable efforts to promote compliance with the standards and restrictions imposed by applicable laws.

46.   In a section titled "Compliance with Code of Ethics," the Code of Ethics states, in relevant part:

> If a Senior Officer knows of or suspects a violation of this Code or applicable law, policies or procedures applicable to the Fund, he or she must report that information on a timely basis to the General Counsel or report it anonymously by following the "whistleblower" policies adopted by the Fund from time to time. No one will be subject to retaliation because of a good faith report of a suspected violation.
>
> The Fund will follow these procedures in investigating and enforcing this Code, and in reporting on this Code:
>
> * * *
>
> b) the General Counsel is authorized to consult, as appropriate, with the Chair of the Board of Directors/Trustees for each Fund ("Chair of the Board") and with counsel to the Fund, BlackRock or the Independent Directors/Trustees, and is encouraged to do so;
>
> c) violations and potential violations will be reported to the Independent Directors/Trustees after such investigation; and
>
> d) if the Independent Directors/Trustees agree with the General Counsel's determination that a violation has occurred or determine

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that a violation has occurred, all appropriate disciplinary or preventive action will be taken, and appropriate disciplinary or preventive action may include a letter of censure, suspension, dismissal, or, in the event of criminal or other serious violations of applicable law, notification to the SEC or other appropriate law enforcement authorities.

Senior Officers must make this Code (and any "whistleblower" policies that the Fund may adopt from time to time) known to persons who might know of potential conflicts of interest.

47.   In a section titled "Waivers of Code of Ethics," the Code of Ethics states:

The General Counsel is authorized to consult, as appropriate, with the Chair of the Board and with counsel to the Fund, BlackRock or the Independent Directors/Trustees, and is encouraged to do so.

The Independent Directors/Trustees are responsible for granting waivers of this Code, as appropriate. Any changes to, or waivers of, this Code will, to the extent required, be disclosed on Form N-CSR as provided by SEC rules.

48.   In violation of the Code of Ethics, the Individual Defendants conducted little, if any, oversight of the Individual Defendants issuing and/or causing the issuance of materially false and misleading statements to the public and the Individual Defendants' violations of law, including but not limited to, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, violations of the Exchange Act, and unjust enrichment. Also in violation of the Code of Ethics, the Individual Defendants failed to maintain the accuracy of BlackRock TCP's records and reports, failed to maintain internal controls, and failed to comply with laws and regulations, conduct business in an honest and ethical manner, and properly report violations of the Code of Ethics.

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BLACKROCK TCP'S AUDIT COMMITTEE CHARTER

49.   BlackRock TCP maintains an Audit Committee Charter, which states that the role of the Audit Committee is, in relevant part, to act on behalf of the Board in fulfilling the following responsibilities of the Board:

A. To oversee all material aspects of the Company's accounting and financial reporting processes, except those that ar specifically related to the responsibilities of another committee of the Board;

B. To monitor the independence and performance of the Company's independent registered accounting firm (the "independent accountants");

C. To provide a means for open communication among the Company's independent accountants, financial and senior management and the Board; and

D. To oversee compliance by the Company with legal and regulatory requirements.

50.   In the subsection "The Company's Risks and Control Environment," under the heading "Responsibilities of the Audit Committee," the Audit Committee Charter states that the responsibilities of the Audit Committee are:

- To review with the Company's management and independent accountants the integrity of the Company's financial reporting processes and controls, particularly the controls in areas representing significant financial and business risks.

- To investigate and follow up on any matters brought to its attention within the scope of its duties.

- To review reports prepared in connection with management's assessment of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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51.   In the subsection titled "The Company's Financial Reporting Process," under the heading "Responsibilities of the Audit Committee," the Audit Committee Charter states that the responsibilities of the Audit Committee are, in relevant part:

- To oversee the Company's selection of and major changes to its accounting policies;

* * *

- To review with the Company's financial management and independent accountants the Company's annual results and, when appropriate, the interim results before they are made public;

* * *

- Review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls;

* * *

- To review with the Company's financial management and independent accountants the Company's audited financial statements including qualitative judgments, appropriateness of accounting principles (old and new), financial disclosure practices, and any observations regarding the quality of accounting principles and underlying estimates and, when appropriate, the Company's interim financial statements, before they are made public;
- To recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K and that the unaudited financial statements be included in the Company's periodic reports on Form 10-Q; and

- To review with the Company's financial management prior to public disclosure by the Company any report required by the rules of the SEC on Form 8-K.

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52.   In the subsection "The Company's Fair Value Procedures, under the heading "Responsibilities of the Audit Committee," the Audit Committee Charter states the responsibilities of the Audit Committee as:

> In accordance with the Company's Portfolio Pricing Practices with respect to investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, to oversee the Company's "valuation designee" (under Rule 2a-5 of the Investment Company Act of 1940) and independent valuation firms utilized by the valuation designee and to work with the independent accountants in their audit of such fair values.

53.   In the subsection titled "Other Matters," under the heading "Responsibilities of the Audit Committee," the Audit Committee Charter states that the responsibilities of the Audit Committee are, in relevant part:

- To review reports and any financial information submitted by the Company to a government body or the public;

* * *

- To keep an open line of communication with the financial and senior management and the independent accountants and the Board;

54.   In violation of the Audit Committee Charter, the Individual Defendants conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to issue materially false and misleading statements to the public and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, gross mismanagement, abuse of control, waste of corporate assets, and violations of the Exchange Act. Moreover, in violation of the Audit Committee Charter, the Individual Defendants failed to maintain the accuracy of the Company records and reports, comply with laws and regulations, act in good faith and diligence without

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misstating, misrepresenting, or omitting material facts, and properly report violations of the Audit Committee Charter.

SUBSTANTIVE ALLEGATIONS

Background

55.   BlackRock TCP is a BDC that focuses on debt investments in companies typically valued between $100 million and $1.5 billion. The Company generates returns on its investments' contractual interest payment on debt investments and equity appreciation through options, warrants, conversions, or direct equity investments.

56.   BDC's are evaluated by investors using several key indicators of its financial performance, including its NAV, which reflects the value of the Company's assets minus its liabilities to estimate the fair value of the Company's assets. Another key indicator is the Company's non-accrual rate, which measures the number of companies in the Company's portfolio that are no longer expected to generate principal or interest payments in accordance with their contractual terms. These metrics are important because they affect the Company's market valuation, ability to raise capital, and regulatory compliance obligations, among other things.

57.   To assess the value of its assets and liabilities in order to ensure the accuracy of its NAV, a BDC appoints a valuation designee. A valuation designee is an investment adviser appointed by the company to determine the fair value of its investments in accordance with valuation policies and procedures approved by the Board in accordance with SEC Rule 2a-5, adopted pursuant to the Investment Company Act of 1940 (the "1940 Act"), Section 2(a). BlackRock TCP utilizes Tennenbaum Capital Partners, LLC, the Company's investment adviser and an indirect subsidiary of BlackRock, Inc., to perform this function.

58.   SEC Rule 2a-5 expressly permits a fund or BDC board to designate an advisor to perform valuation functions, while preserving the Board's continuing

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oversight obligations and ultimately responsibility for fair valuation determinations. So, while BlackRock TCP delegated certain day to day valuation functions to Tennenbaum Capital Partners, LLC, the Company and its Board retained ultimately responsibility for determining, in good faith, the fair value of BlackRock TCP's portfolio investments.

59.   The 1940 Act generally prohibits BDC's from selling shares of its common stock below its current NAV unless such a sale is approved by the company's shareholders.

Defendants' Materially False and Misleading Statements

60.   On November 6, 2024, the Relevant Period began when BlackRock TCP issued a press release announcing financial results for the third quarter ended September 30, 2024 (the "3Q 2024 Press Release"). The 3Q 2024 Press Release highlighted the Company's reported financial performance, including its NAV and the status of debt investments on non-accrual. The 3Q 2024 Press Release further reaffirmed that despite "additional non-accrual investment and certain markdowns result[ing] in a slight reduction in the NAV," the Company was "working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues" and had "showed signs of improvement since last quarter as non-accrual investments declined."

61.   In relevant part, the 3Q 2024 Earnings Press Release stated:

- *Net asset value per share was $10.11 as of September 30, 2024 compared to $10.20 as of June 30, 2024.*

- *Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2024 was $21.6 million, or $0.25 per share,* compared to a $51.3 million, or $0.60 per share, net decrease in net assets from operations for the quarter ended June 30, 2024.

* * *

- As of September 30, 2024, *debt investments on non-accrual status represented 3.8% of the portfolio at fair value and 9.3% at cost,* compared to 4.9% of the portfolio at fair value and 10.5% at cost as of June 30, 2024.

* * *

"Our portfolio showed signs of improvement since last quarter as non-accrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV. We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our shareholders."

"At quarter end, our portfolio remained well diversified with 156 investments primarily in senior secured, first-lien loans. We have a strong capital and liquidity position to capitalize on a growing pipeline of attractive investment opportunities to deliver attractive risk-adjusted returns for our shareholders over the long term."[1]

***

		Three months ended September 30,			
		2024		2023	
		Amount	Per Share	Amount	Per Share
Net investment income	$	33,877,641	0.40	$ 28,319,912	0.49
Less: Purchase accounting discount amortization		3,044,864	0.04	—	—
Adjusted net investment income	$	30,832,777	0.36	$ 28,319,912	0.49
Net realized and unrealized gain (loss)	$	(12,244,681)	(0.14)	$ (15,496,980)	(0.27)
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)	(0.07)	—	—
Adjusted net realized and unrealized gain (loss)	$	(9,199,817)	(0.10)	$ (15,496,980)	(0.27)
Net increase (decrease) in net assets resulting from operations	$	21,632,960	0.25	$ 12,822,932	0.22
Less: Purchase accounting discount amortization		3,044,864	0.04	—	—
Less: Realized gain (loss) due to the allocation of purchase discount		2,727,500	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount		(5,772,364)	(0.07)	—	—
Adjusted net increase (decrease) in assets resulting from operations	$	21,632,960	0.25	$ 12,822,932	0.22

[1] Unless otherwise stated, all emphasis added.

21

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

62.   The same day, BlackRock TCP filed its Form 10-Q for the third quarter of 2024 with the SEC (the "3Q 2024 10-Q"), which was signed by Individual Defendants Vig and Cuellar. The 3Q 2024 10-Q included certifications pursuant to Rules 13a-14(a) and 15(d)-14(a) under the Exchange Act and the Sarbanes-Oxley Act of 2002 ("SOX"), each signed by Individual Defendants Vig and Cuellar and attesting to the accuracy of the 3Q 2024 10-Q and stating that it "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by the report[.]"

63.   The 3Q 2024 10-Q stated that "[a]ll investments are valued at least quarterly, [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company." In relevant part, the 3Q 2024 10-Q stated:

> Investments are recorded at fair value in accordance with GAAP, based on valuation principles and methodologies set forth in policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the price at which an investment would be sold in an orderly transaction between market participants as of the measurement date.
>
> ***All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company.*** Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

***

	Nine Months Ended September 30,	
	2024	2023
Per Common Share		
Per share NAV at beginning of period	$ 11.90	$ 12.93
Investment operations:		
Net investment income before excise taxes	1.26	1.40
Excise taxes	—	—
Net investment income [1]	1.26	1.40
Net realized and unrealized gain (loss) [1]	(1.75)	(0.51)
Total from investment operations	(0.49)	0.89
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	(0.28)	—
Dividends to common shareholders	(1.02)	(1.10)
Per share NAV at end of period	$ 10.11	$ 12.72
Per share market price at end of period	$ 8.29	$ 11.74
Total return based on market value [3][4]	(19.3)%	(0.8)%
Total return based on net asset value [3][5]	(6.5)%	6.9%

64.   The statements referenced above in ¶¶ 60-63 were materially false and misleading when made because they failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, the statements failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, BlackRock TCP's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

The Truth Begins to Emerge as False and Misleading Statements Continue

65.   The partial truth was revealed on February 27, 2025, prior to the opening of the market, when BlackRock TCP issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2024 (the "FY 2024 Press Release"). The FY 2024 Press Release, as subsequently reflected in the Company's Form 10-K filed with the SEC, disclosed a significant

deterioration in the Company's investment portfolio during fiscal year 2024. In particular, the number of portfolio companies on non-accrual status increased from four to twelve, resulting in non-accrual investments rising from 3.7% to 14.4% of the portfolio, an increase of roughly 289%.

66.   Further, the FY 2024 Press Release revealed that the Company's NAV had fallen 22.4% from the prior year, and total losses increased from $68,082,236 at the end of 2023 to $194,895,042, a 186% increase year over year, a material deterioration in investment performance. These revelations reflected a substantial decline in the credit quality of the Company's portfolio and marked an increase in underperforming investments during the Relevant Period.

67.   In relevant part, the FY 2024 Press Release stated:

- *Net asset value per share was $9.23* as of December 31, 2024 compared to $10.11 as of September 30, 2024.

- *Net decrease in net assets from operations on a GAAP basis for the quarter ended December 31, 2024 was $38.6 million*, or $0.45 per share, compared to a $21.6 million, or $0.25 per share, net decrease in net assets from operations for the quarter ended September 30, 2024.

* * *

- *As of December 31, 2024, debt investments on non-accrual status represented 5.6% of the portfolio at fair value and 14.4% at cost*, compared to 3.8% of the portfolio at fair value and 9.3% at cost as of September 30, 2024.

* * *

While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results in recent quarters. TCPC's new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

portfolio performance to historical levels, said Phil Tseng, Chairman and CEO of BlackRock TCP Capital Corp.

* * *

	Year ended December 31,			
	2024		2023	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 131,757,870	1.65	$ 106,556,758	1.84
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Adjusted net investment income	$ 121,454,116	1.52	$ 106,556,758	1.84
Net realized and unrealized gain (loss)	$ (194,895,042)	(2.45)	$ (68,082,326)	(1.18)
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net realized and unrealized gain (loss)	$ (206,478,136)	(2.59)	$ (68,082,326)	(1.18)
Net increase (decrease) in net assets resulting from operations	$ (63,137,172)	(0.79)	$ 38,474,432	0.67
Less: Purchase accounting discount amortization	10,303,754	0.13	—	—
Less: Realized gain (loss) due to the allocation of purchase discount	9,798,978	0.12	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	1,784,116	0.02	—	—
Adjusted net increase (decrease) in assets resulting from operations	$ (85,024,020)	(1.06)	$ 38,474,432	0.67

* * *

Net unrealized losses for the three months ended December 31, 2024 primarily reflects a $50.3 million unrealized loss on our investment in Razor, a $7.3 million unrealized loss on our investment in Securus, a $6.5 million unrealized loss on our investment in Astra, a $4.9 million unrealized loss on our investment in Homerenew Buyer, a $4.1 million unrealized loss on our investment in Pluralsight, a $3.1 million unrealized loss on our investment in Fishbowl and a $3.0 million unrealized loss on our investment in InMoment, partially offset by a $14.8 million reversals of previous unrealized losses of our investment in SellerX. Net decrease in net assets resulting from operations for the three months ended December 31, 2024 was $38.6 million, or $0.45 per share.

68.   On this news, BlackRock TCP's stock price fell approximately 9.6%, from a closing price of $9.34 per share on February 26, 2025 to a closing price of $8.44 per share on February 27, 2025.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

69.   Still, the Individual Defendants continued to mislead investors about the Company's NAV and non-accrual percentage. For instance, the FY 2024 Press Release assured investors that "the vast majority of our portfolio continued to perform well," as demonstrated by a NAV of $9.23 per share.

70.   That same day, BlackRock TCP submitted its Annual Report on Form 10-K with the SEC for the 2024 fiscal year (the "2024 Form 10-K"), which was signed by Defendants Tseng, Cuellar, Baron, Draut, Leets, Petro, and Usifer. Attached to the 2024 Form 10-K were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 2024 Form 10-K and stating that it "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

71.   The 2024 Form 10-K reaffirmed BlackRock TCP's financial results stated in the FY 2024 Press Release and further detailed the Company's NAV. Specifically, the 2024 Form 10-K stated, in relevant part:

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

	2024	2023	2022	2021	2020
Per Common Share					
Per share NAV at beginning of period	$ 11.90	$ 12.93	$ 14.36	$ 13.24	$ 13.21
Investment operations:					
Net investment income before excise taxes	1.66	1.85	1.53	1.26	1.43
Excise taxes	0.00	(0.01)	—	—	—
Net investment income [1]	1.66	1.84	1.53	1.26	1.43
Net realized and unrealized gain (loss) [1]	(2.60)	(1.18)	(1.69)	1.17	(0.16)
Total from investment operations	(0.94)	0.66	(0.16)	2.43	1.27
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	(0.28)	—	—	—	
Repurchase of common stock	0.01	—	—	—	0.12
Issuance of convertible debt	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	(0.11)	(0.04)
Cumulative effect adjustment for the adoption of ASU 2020-06 [3]	—	—	0.00	—	—
Ordinary income dividends	(1.46)	(1.69)	(1.27)	(1.20)	(1.13)
Tax basis returns of capital	—	—	—	—	(0.19)
Dividends to common shareholders [4]	(1.46)	(1.69)	(1.27)	(1.20)	(1.32)
Per share NAV at end of period	$ 9.23	$ 11.90	$ 12.93	$ 14.36	$ 13.24
Per share market price at end of period	$ 8.71	$ 11.54	$ 12.94	$ 13.51	$ 11.24
Total return based on market value [5]	(11.9)%	2.2%	5.2%	30.9%	(10.6)%
Total return based on net asset value [6]	(10.2)%	5.1%	-1.1%	17.5%	10.2%

***

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which

27

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker-dealers.

72.   The 2024 Form 10-K also provided investors with purported risk disclosures, stating various factors that "may" or "could" occur and affect the Company, including that its NAV "may" be overstated, that the Company "could" experience significant declines in NAV, and that there may be an "inability of the Company to accurately or reliably value its portfolio." In relevant part, the 2024 Form 10-K stated:

> *Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our investments, which could adversely affect the determination of our net asset value.*
>
> * * *
>
> Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair value determinations with respect to any non-traded investments we hold may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. *As a result, investors purchasing our securities based on an overstated net asset value may pay a higher market price than the value of our investments might warrant.* Conversely, investors selling securities based on a net asset value that understates the value of our investments may receive a lower market price for their securities than the value of our investments might warrant.
>
> * * *
>
> *Economic recessions or downturns could impair our portfolio companies and harm our operating results.*

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

> Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. ***Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the values of our investments.*** Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets.
>
> Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
>
> * * *
>
> Inflationary pressures have been elevated in recent years, and there is a risk of the economy entering a recession.
>
> Any such recession would negatively impact the businesses in which we invest and our business. These impacts may include:
>
> - ***severe declines in the market price of our securities or net asset value;***
> - ***inability of the Company to accurately or reliably value its portfolio***;

73. The statements referenced above in ¶¶ 65-72 were materially false and misleading when made because they failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, the Individual Defendants failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the

29
VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

False and Misleading Statements in the 2025 Proxy Statement

74.   On April 2, 2025, the Company filed its 2025 Proxy Statement with the SEC which contained material misstatements and omissions. Pursuant to Section 14(a) of the Exchange Act, the 2024 Proxy Statement was solicited by Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer.

75.   The 2025 Proxy Statement asked that shareholders vote to, among other items, re-elect Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board and authorize the Company, subject to Board approval, to sell shares of its common stock at prices below its NAV in one or more offerings over the following twelve months, subject to certain limitations.

76.   In a section titled, "Means by Which the Board of Directors Supervises Officers," the 2025 Proxy Statement stated:

> The Board of Directors is regularly informed on developments and issues related to the business of the Company, and monitors the activities and responsibilities of the officers in various ways. At each regular meeting of the Board of Directors, the officers report to the Board of Directors on developments and important issues. Each of the officers, as applicable, also provides regular updates to the members of the Board of Directors regarding the Company's business between the dates of regular meetings of the Board of Directors. Officers and other members of the Advisor, at the invitation of the Board of Directors, regularly attend portions of meetings of the Board of Directors and its committees to report on the financial results of the Company, its operations, performance and outlook, and on areas of the business within their responsibility, including risk management and management information systems, as well as other business matters.

77.   In a section titled "The Board of Directors' Role in Risk Oversight," the 2025 Proxy Statement stated:

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Day-to-day risk management with respect to the Company is the responsibility of the Advisor or other service providers (depending on the nature of the risk) subject to the supervision of the Advisor. The Company is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by the Advisor and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Company. Risk oversight is part of the Board of Directors' general oversight of the Company and is addressed as part of various Board of Directors and committee activities. The Board of Directors, directly or through a committee, also reviews reports from, among others, management, the independent registered public accounting firm for the Company and internal accounting personnel for the Advisor, as appropriate, regarding risks faced by the Company and management's or the service provider's risk functions. The committee system facilitates the timely and efficient consideration of matters by the Directors, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Company's activities and associated risks. Our Chief Compliance Officer oversees the implementation and testing of the Company's compliance program and reports to the Board of Directors regarding compliance matters for the Company and its service providers. The Independent Directors have engaged independent legal counsel to assist them in performing their oversight responsibilities.

78.   In a section titled "Code of Ethics" the 2025 Proxy Statement stated:

The Company has adopted codes of ethics and business conduct that apply to, among others, the Directors, as well as its officers, including its Chief Executive Officer, Chief Operating Officer and President, and Chief Financial Officer and Treasurer, or persons performing similar functions (collectively, "Senior Officers"). The code of ethics can be accessed at http://Investors.TCPCapital.com/corporate-governancedefault.aspx.The Company intends to disclose any amendments to or waivers of required provisions of the applicable codes on the Company's website and as otherwise required by the rules promulgated by NASDAQ and the SEC.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

79.   In a section titled "BlackRock TCP Audit Committee," the 2025 Proxy Statement stated:

Audit Committee. The Audit Committee operates pursuant to a charter approved by our Board of Directors and met four times during the fiscal year ended December 31, 2024. The Audit Committee currently holds regular meetings on a quarterly basis and special meetings as needed. The charter sets forth the responsibilities of the Audit Committee and can be accessed at http://Investors.TCPCapital.com/corporate-governance-default.aspx. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board of Directors in fulfilling its responsibilities for overseeing all material aspects of our accounting and financial reporting processes, monitoring the independence and performance of our independent registered public accounting firm, providing a means for open communication among our independent accountants, financial and senior management and the Board of Directors, and overseeing our compliance with legal and regulatory requirements. The Audit Committee is presently composed of Mses. Leets, Petro and Usifer (Chair) and Messrs. Baron and Draut, each of whom is considered independent for purposes of the 1940 Act and The Nasdaq Global Select Market listing standards. Our Board of Directors has determined that each member of our Audit Committee is an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934 (the "1934 Act"). In addition, each member of our Audit Committee meets the current independence and experience requirements of Rule 10A-3 of the 1934 Act and, in addition, is not an "interested person" of the Company or of the Advisor as defined in Section 2(a)(19) of the 1940 Act.

80.   In a section titled "Reasons to offer Common Stock Below NAV Per Share," the 2025 Proxy Statement stated:

The current economic situation, including high interest rates and inflationary pricing, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to severe market disruptions and volatility and

32

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

reduced economic activity, may have long-term negative effects on the U.S. and worldwide financial markets and economy and may cause further economic uncertainties in the U.S. and worldwide. It is difficult to predict how long the financial markets and economic activity will continue to be impacted by these events and the Company cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets. However, these events could have a significant negative impact on the Company's performance, net asset value, liquidity, income, operating results and ability to pay distributions and service debt, as well as the performance, income, operating results and viability of companies in which it invests. If adverse conditions continue, the Company and other companies in the financial services sector may not have access to sufficient debt and equity capital to take advantage of favorable investment opportunities. Capital may not be available to the Company on favorable terms, or at all, in light of the inherent uncertainty and volatility of the financial markets.

In adverse economic environments, companies that have access to capital have a significant advantage. The Company believes that such market conditions may create opportunities to invest in assets at prices that are at discounts to their economic or intrinsic fair value. For firms that continue to have access to capital, adverse economic environments may provide investment opportunities on more favorable terms than in other periods, including more reasonable pricing of risk and more advantageous contractual provisions. To capitalize on these investment opportunities as they arise, the Company needs to be able to maintain consistent access to capital.

* * *

Stockholder approval of Proposal II will provide the Company with flexibility. In addition to using a portion of net proceeds from an offering of the Company's shares at a price below NAV to make investments in accordance with the Company's investment objective, the Company may use a portion of the net proceeds from any such offering to repay outstanding borrowings.

* * *

33

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

The Board of Directors believes that having the flexibility to issue our common stock below NAV per share in certain instances is in the best interests of stockholders. If we were unable to access the capital markets as attractive investment opportunities arise, our ability to grow over time and continue to pay steady or increasing dividends to stockholders could be adversely affected. It could also have the effect of forcing us to sell assets that we would not otherwise sell, and such sales could occur at times that are disadvantageous to sell. We could also expend considerable time and resources on a capital raise advantageous for stockholders, but be forced to abandon it solely due to stock market activity causing our stock price to dip temporarily below our NAV per share plus selling costs. Even if we are able to access the capital markets, there is no guarantee that we will grow over time and continue to pay steady or increasing dividends. The Board of Directors believes that sales of common stock at less than NAV per share in the future could have either a positive or negative effect on the Company's stock price depending on a variety of factors, including the Company's use of the proceeds of such sales.

81.   The 2025 Proxy Statement also conveyed that BlackRock TCP may sell shares of its common stock below NAV under certain conditions, such as when:

- majority of our Independent Directors and a majority of the Company's Directors who have no financial interest in the sale have approved the sale as in the best interests of the Company and its stockholders;

- a majority of such Directors, who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, or a sales manager or sales managers, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such shares of our common stock, that the price at which such shares of our common stock are to be sold is not less than a price which closely approximates the market value of those shares of our common stock, less any underwriting commission or discount, which could be substantial; and

- the number of shares to be sold on any given date pursuant to such authority does not exceed 25% of the Company's then outstanding common stock immediately prior to each such sale.

82.   Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer caused the 2025 Proxy Statement to be false and misleading by failing to disclose, among other things, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to resolve challenged credits and the diminished quality of its investment portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, BlackRock TCP's public statements were materially false and misleading at all relevant times.

83.   The 2025 Proxy Statement also failed to disclose, among other things, that: (1) while the Company claimed that its officers and directors adhered to the Code of Ethics, the Individual Defendants violated these policies either without waivers or without such waivers being disclosed; and (2) contrary to the 2025 Proxy Statement's descriptions of the Board's and its committee's risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

84.   Additionally, the proposal to authorize the Company to sell shares at prices below its NAV subjected the Company to additional risk, as such an issuance would reduce NAV per share, a key financial metric for the Company.

85.   As a result of Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer causing the 2025 Proxy Statement to be misleading, BlackRock TCP shareholders voted, *inter alia*, to: (1) re-elect Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) authorize the Company, with

approval of its Board, to sell shares of the Company's common stock at a price or prices below its NAV in one or more offerings in the next twelve months, subject to certain limitations.

The False and Misleading Statements Continue

86.   On May 8, 2025, the Company issued a press release announcing results for the first quarter of fiscal 2025 (the"1Q 2025 Press Release"), which reaffirmed that BlackRock TCP "made meaningful progress in strengthening our portfolio in the first quarter" and further stated that the Company was seeing "portfolio stabilization." In relevant part, the 1Q 2025 Press Release stated:

- ***Net asset value per share was $9.18 as of March 31, 2025*** compared to $9.23 as of December 31, 2024.

- ***Net increase in net assets from operations on a GAAP basis for the quarter ended March 31, 2025 was $20.9 million***, or $0.25 per share, compared to a $38.6 million, or $0.45 per share, net decrease in net assets from operations for the quarter ended December 31, 2024.

* * *

"***We made meaningful progress in strengthening our portfolio in the first quarter, and we are pleased to see signs of portfolio stabilization***. Investments on non-accrual loans declined to 4.4% from 5.6% of the portfolio at fair value this quarter, reflecting the exit of four non-accrual investments. Adjusted net investment income and net asset value were stable with last quarter's levels at $0.36 per share and $9.18 per share, respectively," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp.

***

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

| | Three months ended March 31, | | | |
| | 2025 | | 2024 | |
	Amount	Per Share	Amount	Per Share
Net investment income	$ 32,202,669	0.38	$ 28,261,273	0.46
Less: Purchase accounting discount amortization	1,502,373	0.02	539,491	0.01
Adjusted net investment income	$ 30,700,296	0.36	$ 27,721,782	0.45
Net realized and unrealized gain (loss)	$ (11,308,081)	(0.13)	$ (23,204,132)	(0.37)
Less: Realized gain (loss) due to the allocation of purchase discount	2,685,479	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(4,187,852)	(0.05)	21,347,357	0.34
Adjusted net realized and unrealized gain (loss)	$ (9,805,708)	(0.11)	$ (44,551,489)	(0.71)
Net increase (decrease) in net assets resulting from operations	$ 20,894,588	0.25	$ 5,057,141	0.08
Less: Purchase accounting discount amortization	1,502,373	0.02	539,491	0.01
Less: Realized gain (loss) due to the allocation of purchase discount	2,685,479	0.03	—	—
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(4,187,852)	(0.05)	21,347,357	0.34
Adjusted net increase (decrease) in assets resulting from operations	$ 20,894,588	0.25	$ (16,829,707)	(0.27)

87.   The same day, BlackRock TCP filed a quarterly report on Form 10-Q with the SEC for the first quarter of 2025 (the "1Q 2025 10-Q"), which was signed by Individual Defendants Tseng and Cuellar. Attached to the 1Q 2025 10-Q were SOX certifications signed by Defendants Tseng and Cuellar attesting to the accuracy of the 1Q 2025 10-Q and stating that it "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

88.   The 1Q 2025 10-Q again reaffirmed that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

89.   In relevant part, the 1Q 2025 Form 10-Q stated:

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

	Three Months Ended March 31,	
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [1]	0.38	0.45
Net realized and unrealized gain (loss) [1]	(0.14)	(0.59)
Total from investment operations	0.24	(0.14)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.29)	(0.34)
Per share NAV at end of period	$ 9.18	$ 11.14
Per share market price at end of period	$ 8.01	$ 10.43
Total return based on market value [3] [4]	(4.7)%	(6.7)%
Total return based on net asset value [3] [5]	2.6%	(3.6)%

* * *

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

90.   On August 7, 2025, the Company issued a press release reporting its financial results for the second quarter of 2025 (the "2Q 2025 Press Release"),

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

announcing a decline in NAV which the Company attributed to "markdowns on previously restructured investments rather than new credit issues." At the same time, the Company reassured investors that it had "made solid progress in reducing non-accruals." In relevant part, the 2Q 2025 Press Release stated:

- ***Net asset value per share was $8.71 as of June 30, 2025*** compared to $9.18 as of March 31, 2025, driven largely by markdowns on previously restructured portfolio companies.

- Net decrease in net assets from operations on a GAAP basis for the quarter ended June 30, 2025 was $15.9 million, or $0.19 per share, compared to $20.9 million, or $0.25 per share, net increase in net assets from operations for the quarter ended March 31, 2025.

* * *

"***We made solid progress in reducing non-accruals***, which declined to 3.7% of the portfolio's fair market value in the second quarter, down from 4.4% last quarter and 5.6% at the end of 2024," said Phil Tseng, Chairman, Co-CIO, and CEO of BlackRock TCP Capital Corp. "***While net asset value declined, this was driven by markdowns on previously restructured investments rather than new credit issues***. We are actively engaged with these portfolio companies and focused on optimizing outcomes for our shareholders. At the same time, we continue to selectively deploy capital into attractive investment opportunities that align with our stated strategy and our objective of returning our portfolio to historical performance levels."

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

* * *

| | Three months ended June 30, | | | |
| | 2025 | | 2024 | |
	Amount	Per Share	Amount	Per Share
Net investment income	$ 27,594,675	0.32	$ 35,825,532	0.42
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Adjusted net investment income	$ 26,301,154	0.31	$ 32,131,026	0.38
Net realized and unrealized gain (loss)	$ (43,501,259)	(0.51)	$ (87,102,049)	(1.02)
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net realized and unrealized gain (loss)	$ (42,207,738)	(0.50)	$ (83,407,543)	(0.98)
Net increase (decrease) in net assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)
Less: Purchase accounting discount amortization	1,293,521	0.01	3,694,506	0.04
Less: Realized gain (loss) due to the allocation of purchase discount	4,000,208	0.05	5,187,625	0.06
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(5,293,729)	(0.06)	(8,882,131)	(0.10)
Adjusted net increase (decrease) in assets resulting from operations	$ (15,906,584)	(0.19)	$ (51,276,517)	(0.60)

91.   That same day, BlackRock TCP filed a quarterly report on Form 10-Q with the SEC for the second quarter of 2025 (the "2Q 2025 10-Q") which was signed by Individual Defendants Tseng and Cuellar. Attached to the 2Q 2025 10-Q were SOX certifications signed by Individual Defendants Tseng and Cuellar attesting to the accuracy of the 2Q 2025 10-Q and stating that the 2Q 2025 10-Q "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

92.   The 2Q 2025 10-Q continued to assure investors that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

93.   In relevant part, the 2Q 2025 10-Q stated:

| | Six Months Ended June 30, | |
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [(1)]	0.70	0.87
Net realized and unrealized gain (loss) [(1)]	(0.64)	(1.61)
Total from investment operations	0.06	(0.74)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [(2)]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.58)	(0.68)
Per share NAV at end of period	$ 8.71	$ 10.20
Per share market price at end of period	$ 7.70	$ 10.80
Total return based on market value [(3) (4)]	(4.9)%	(0.5)%
Total return based on net asset value [(3) (5)]	0.7%	(8.6)%

***

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

41

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

94.   On November 6, 2025, BlackRock TCP issued a press release reporting its financial results for the third quarter of 2025 (the "3Q 2025 Press Release"), highlighting the Company's "more diversified, lower risk portfolio" and the Company's progress in "resolving challenged credits, improving the quality of our portfolio."

95.   In relevant part, the 3Q 2025 Press Release stated:

- ***Net asset value per share was $8.71 as of September 30, 2025***, unchanged from June 30, 2025.

- ***Net increase in net assets from operations on a GAAP basis for the quarter ended September 30, 2025 was $24.4 million,*** or $0.29 per share, compared to a $15.9 million, or $0.19 per share, net decrease in net assets from operations for the quarter ended June 30, 2025.

* * *

"We are encouraged by the progress we have made in executing against the strategic priorities we established at the start of the year – ***resolving challenged credits, improving the quality of our portfolio***, and positioning TCPC to return to historical performance levels," said Phil Tseng, Chairman, CEO, and Co-CIO of BlackRock TCP Capital Corp. "In the third quarter, non-accruals declined to 3.5% of the portfolio's fair market value, down from 3.7% last quarter and 5.6% at the end of 2024. We have also reduced the average position size in our portfolio by making new investments in the current year with an average position size of $7.8 million compared to the average position size of $11.7 million at the end of 2024, creating a more diversified, lower risk portfolio.

***

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

| | Three months ended September 30, | | | |
| | **2025** | | **2024** | |
	Amount	Per Share	Amount	Per Share
Net investment income	$ 27,281,273	0.32	$ 33,877,641	0.40
Less: Purchase accounting discount amortization	1,645,031	0.02	3,044,864	0.04
Adjusted net investment income	$ 25,636,242	0.30	$ 30,832,777	0.36
Net realized and unrealized gain (loss)	$ (2,911,561)	(0.03)	$ (12,244,681)	(0.14)
Less: Realized gain (loss) due to the allocation of purchase discount	5,849,398	0.07	2,727,500	0.03
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(7,494,429)	(0.09)	(5,772,364)	(0.07)
Adjusted net realized and unrealized gain (loss)	$ (1,266,530)	(0.01)	$ (9,199,817)	(0.10)
Net increase (decrease) in net assets resulting from operations	$ 24,369,712	0.29	$ 21,632,960	0.25
Less: Purchase accounting discount amortization	1,645,031	0.02	3,044,864	0.04
Less: Realized gain (loss) due to the allocation of purchase discount	5,849,398	0.07	2,727,500	0.03
Less: Net change in unrealized appreciation (depreciation) due to the allocation of purchase discount	(7,494,429)	(0.09)	(5,772,364)	(0.07)
Adjusted net increase (decrease) in assets resulting from operations	$ 24,369,712	0.29	$ 21,632,960	0.25

96.   On the same day, BlackRock TCP filed a quarterly report on Form 10-Q with the SEC (the "3Q 2025 10-Q") which was signed by Individual Defendants Tseng and Cuellar. Attached to the 3Q 2025 10-Q were SOX certifications signed by Individual Defendants Tseng and Cuellar attesting to the accuracy of the 3Q 2025 10-Q and stating that it "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report[.]"

97.   The 3Q 2025 10-Q continued to represent that "[a]ll investments are valued at least quarterly [] with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company."

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

98.   In relevant part, the 3Q 2025 10-Q stated:

| | Nine Months Ended September 30, | |
	2025	2024
Per Common Share		
Per share NAV at beginning of period	$ 9.23	$ 11.90
Investment operations:		
Net investment income [1]	1.02	1.26
Net realized and unrealized gain (loss) [1]	(0.67)	(1.75)
Total from investment operations	0.35	(0.49)
Net decrease in net assets as a result of issuance of shares in connection with the Merger [2]	—	(0.28)
Repurchase of common stock	0.00	—
Dividends to common shareholders	(0.87)	(1.02)
Per share NAV at end of period	$ 8.71	$ 10.11
Per share market price at end of period	$ 6.20	$ 8.29
Total return based on market value [3] [4]	(18.8)%	(19.3)%
Total return based on net asset value [3] [5]	3.8%	(6.5)%

***

Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.

All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. Investments listed on a recognized exchange or market quotation system, whether U.S. or foreign, are valued using the closing price on the date of valuation. Investments not listed on a recognized exchange or market quotation system, but for which reliable market quotations are readily available are valued using prices provided by a nationally recognized pricing service or by using quotations from broker- dealers.

99.   The statements referenced above in ¶¶ 86-98 were materially false and misleading when made because they failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, the Individual Defendants failed to disclose that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

The Truth Fully Emerges

100.   On January 23, 2026, the truth fully emerged when BlackRock TCP released its fourth quarter and full year 2025 financial results on Form 8-K (the "FY 2025 Form 8-K"), which was signed by Defendant Cuellar. The FY 2025 Form 8-K revealed that the Company's estimated NAV per share as of December 31, 2025 was between of $7.05 to $7.09, a 19% decline from the previous quarter and a 23.4% decline from the previous year.

101.   In relevant part, the FY 2025 Earnings Form 8-K stated:

Preliminary Financial Estimates:

We currently preliminarily estimate:

- ***The Company's net asset value per share as of December 31, 2025 to be between approximately $7.05 and $7.09, an anticipated decline of approximately 19.0% during the quarter ended December 31, 2025***, compared to a net asset value per share of $8.71 as of September 30, 2025. This decline is primarily driven by issuer-specific developments during the quarter.

- The Company's net investment income per share to be between approximately $0.24 and $0.26 for the three months ended December 31, 2025, which includes approximately 10.9% of payment-in-kind (PIK) income.

- Debt investments on non-accrual status will represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% of the Company's portfolio at fair value and 7.0% at cost as of September 30, 2025.

102. On this news, the Company's stock price fell approximately 13%, from a closing price of $5.86 per share on January 23, 2026, to a closing price of $5.10 per share on January 26, 2026.

103. In connection with the allegations contained herein, an investigation by the United States Attorney's Office for the Southern District of New York about BlackRock TCP's valuation practices is ongoing and has involved the questioning of Company executives.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

104. In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their wrongdoing. The Individual Defendants caused the Company to conceal the true facts as alleged herein. The Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

105. The purpose and effect of the conspiracy, common enterprise, and/or common course of conduct was, among other things, to: (i) facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, abuse of control, and violations of the Exchange Act; (ii) conceal adverse information concerning the Company's operations, financial condition, legal compliance, future

business prospects, and internal controls; and (iii) artificially inflate the Company's stock price.

106.   The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company purposefully or recklessly to conceal material facts, fail to correct such misrepresentations, and violate applicable laws. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants collectively and individually took the actions set forth herein. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants who is a director of BlackRock TCP was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

107.   Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each of the Individual Defendants acted with actual or constructive knowledge of the primary wrongdoing, either took direct part in, or substantially assisted in the accomplishment of that wrongdoing, and was or should have been aware of his or her overall contribution to and furtherance of the wrongdoing, and was or should have been aware of his or her overall contribution to and furtherance of the wrongdoing.

108.   At all relevant times, each of the Individual Defendants was the agent of each of the other Individual Defendants and of BlackRock TCP and was acting within the course and scope of such agency.

REPURCHASES DURING THE RELEVANT PERIOD

109.   During the Relevant Period, the Individual Defendants caused the Company to repurchase BlackRock TCP common stock, substantially damaging the Company.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

110.   According to the 3Q 2025 Form 10-Q, between January 1, 2025 and September 30, 2025, the Company repurchased 69,446 of its own common stock at an average price per share of approximately $6.68, for a total cost to the Company of $464,080. As the Company's stock was actually worth only $5.10, the price at closing on January 26, 2026, the Company overpaid by approximately $109,905 for these repurchases.

111.   According to the 3Q 2025 Form 10-Q, between October 1, 2025 and November 5, 2025, the Company repurchased 169,964 of its own common stock at an average price per share of approximately $5.80, for a total cost to the Company of $977,677. As the Company's stock was actually worth only $5.10, the price at closing on January 26, 2026, the Company overpaid by approximately $110,861 for these repurchases.

112.   Thus, in total, during the Relevant Period, the Company spent an aggregate amount of approximately $1.4 million to repurchase approximately 239,410 shares of its own common stock at artificially inflated prices, overpaying for repurchases by approximately $220,766.

DAMAGES TO BLACKROCK TCP

113.   As a direct and proximate result of the Individual Defendants' misconduct, BlackRock TCP has expended, and will continue to expend, significant sums of money.

114.   Such expenditures include, but are not limited to, legal fees associated with defending against the Securities Class Action and any internal investigations, and amounts paid to outside lawyers, accountants, and investigators in connection thereto, as well as payments of any fine or settlement amounts associated with the Company's violations.

115.   These expenditures include, but are not limited to, the costs associated with implementing measures to remediate the material weaknesses in the

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Company's internal controls with respect to financial reporting, public disclosures, and legal and regulatory compliance.

116. These expenditures include, but are not limited to, substantial compensation, bonuses and benefits paid to the Individual Defendants who breached their fiduciary duties to the Company.

117. These expenditures include the Company's overpayment by approximately $220,766 for repurchases of its own common during when the Company's stock price was artificially inflated due to the false and misleading statements alleged herein.

118. As a direct and proximate result of the Company's actions and misrepresentations and the Individual Defendants' breaches of fiduciary duties, BlackRock TCP has suffered and will continue to suffer damage to its reputation and goodwill, along with a "liar's discount" that will negatively impact the Company's stock in the future.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

119. Plaintiff brings this action derivatively in the right of and for the benefit of BlackRock TCP to redress injuries suffered, and to be suffered, as a direct and proximate result of the Individual Defendants' breaches of fiduciary duties, violations of federal law, and other wrongful conduct as alleged herein.

120. BlackRock TCP is named solely as a nominal party in this action. This is not a collusive action to confer jurisdiction on this Court that it would otherwise not have.

121. Plaintiff is an owner of BlackRock TCP stock and has been a continuous shareholder of Company stock at all relevant times.

122. Plaintiff will adequately and fairly represent the interests of the Company in enforcing and prosecuting its rights and has retained counsel competent and experienced in derivative litigation.

123.   A pre-suit demand on the Board is futile and, therefore, excused. When this action was filed, BlackRock TCP's Board consisted of Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer (the "Director-Defendants"). Plaintiff needs only to allege demand futility as to a majority, or three, of the six Director-Defendants.

124.   Here, demand is excused as to all six Director-Defendants. Each faces, individually and collectively, a substantial likelihood of liability as a result of (1) knowingly or recklessly making and/or causing the Company to make false and misleading statements and omissions of material fact intended to make BlackRock TCP appear more profitable and attractive to investors, (2) causing the Company to repurchase its own stock at artificially inflated prices. As a result, the Director-Defendants unable to impartially investigate and decide whether to pursue action against themselves and others who engaged in this conduct, and (3) causing the Company to fail to maintain internal controls. As a result of the foregoing, the Director-Defendants breached their fiduciary duties, face a substantial likelihood of liability, are not disinterested, and demand upon them is futile, and therefore, excused.

125.   BlackRock TCP has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Director-Defendants have not filed any lawsuits against themselves or any others who were responsible for that wrongful conduct to attempt to recover for BlackRock TCP any part of the damages suffered. Thus, any demand upon the Director-Defendants would be futile.

126.   The acts complained of herein constitute violations of fiduciary duties owed by BlackRock TCP's officers and directors, and these acts are incapable of ratification.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

127.   Demand is futile as to Defendant Tseng. As the Chairman of the Board, the Company's Co-Chief Investment Officer, and the Company's CEO since November 2024, the Company provides Defendant Tseng with his principal occupation for which he receives significant compensation. Indeed, as admitted by the Company, Defendant Tseng is an interested director as defined by the 1940 Act. As the Company's highest officer, he conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements and consciously disregarded his duties to monitor controls over reporting, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Tseng signed the false and misleading 2024 Form 10-K, 1Q 2025 Form 10-Q, 2Q 2025 Form 10-Q, and 3Q 2025 Form 10-Q. Defendant Tseng also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of himself and the other Director-Defendants, allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. Further, Defendant Tseng is named as a defendant in the Securities Class Action. For these reasons, Defendant Tseng breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

128.   Demand is futile as to Defendant Baron. Defendant Baron has served as a Company director since 2024 and serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Baron with significant compensation for his role as a Company director. As a trusted Company director, Defendant Baron conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements and consciously disregarded his duties to monitor controls over reporting, and consciously

disregarded his duties to protect corporate assets. Additionally, Defendant Baron signed the false and misleading 2024 Form 10-K. Defendant Baron also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of himself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, Defendant Baron breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

129.   Demand is futile as to Defendant Draut. Defendant Draut has served as a Company director since 2011, as Lead Independent Director since 2021, and also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Draut with significant compensation for his role as a Company director. As a trusted Company director, Defendant Draut conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded his duties to monitor controls over reporting, and consciously disregarded his duties to protect corporate assets. Additionally, Defendant Baron signed the false and misleading 2024 Form 10-K. Defendant Baron also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of himself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, Defendant Baron breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

130. Demand is futile as to Defendant Leets. Defendant Leets has served as a Company director since October 2022 and also serves as a member of the Audit Committee, the Governance and Compensation Committee, and the Joint Transactions Committee. The Company provides Defendant Leets with significant compensation for her role as a Company director. As a trusted Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor controls over reporting, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Leets signed the false and misleading 2024 Form 10-K. Defendant Leets also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, Defendant Leets breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

131. Demand is futile as to Defendant Petro. Defendant Petro has served as a Company director since August 2020 and also serves as the Chair of the Governance and Compensation Committee and as a member of the Audit Committee and the Joint Transaction Committee. The Company provides Defendant Petro with significant compensation for her role as a Company director. As a trusted Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor controls over reporting, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Petro signed the false and misleading 2024 Form 10-K. Defendant Petro

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, Defendant Petro breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

132.   Demand is futile as to Defendant Usifer. Defendant Usifer has served as a Company director since 2024 and also serves as the Chair of the Audit Committee and as a member of the Governance and Compensation Committee and the Joint Transactions Committee. The Company provides Defendant Usifer with significant compensation for her role as a Company director. As a trusted Company director, she conducted little, if any, oversight of the scheme to make and/or cause the Company to make false and misleading statements, consciously disregarded her duties to monitor controls over reporting, and consciously disregarded her duties to protect corporate assets. Additionally, Defendant Usifer signed the false and misleading 2024 Form 10-K. Defendant Usifer also solicited the 2025 Proxy Statement, which contained material misrepresentations and omissions and resulted in, inter alia, the re-election of herself and the other Director-Defendants, thereby allowing them to continue to breach their fiduciary duties to the Company, and the authorization for the Company to sell shares below its NAV. For these reasons, Defendant Usifer breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

133.   During the Relevant Period, Defendants Usifer, Baron, Draut, Leets, and Petro served as members of the Audit Committee (collectively, the "Audit Committee Defendants"). As such, they were responsible for the effectiveness of

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the Company's internal controls, the truth and accuracy of the Company's financial statements, and the Company's compliance with applicable laws and regulations. Nevertheless, the Audit Committee Defendants violated the Audit Committee Charter by: engaging in or permitting the Company to engage in the dissemination of materially false and misleading statements to the public; facilitating the Individual Defendants' violations of law, including breaches of fiduciary duty and violations of the Exchange Act; failing to adequately exercise their risk management and risk assessment functions; and failing to ensure adequate Board oversight of the Company's internal controls over financial reporting, disclosure controls and procedures, and the Code of Ethics. Thus, the Audit Committee Defendants breached their fiduciary duties, are not independent or disinterested. Demand is excused as to the Audit Committee Defendants.

134.   In violation of the Code of Ethics, the Director-Defendants conducted little, if any, oversight of the Company's participation in the Individual Defendants' issuing or causing the issuance of materially false and misleading statements to the public and facilitating and disguising the Individual Defendants' violations of law. In further violation of the Code of Ethics, the Director-Defendants failed to comply with laws and regulations, maintain the accuracy of Company records and reports, avoid conflicts of interest, conduct business in an honest and ethical manner, and properly report violations of the Code of Ethics. Thus, the Director-Defendants face a substantial likelihood of liability and demand is futile as to them.

135.   The Director-Defendants' conduct described herein could not have been the product of legitimate business judgment but rather was based on bad faith and intentional, reckless, or disloyal misconduct. As such, none of the Director-Defendants can claim exculpation from their violations of duty pursuant to the Company's charter (to the extent such a provision exists). As a majority of the Director-Defendants face a substantial likelihood of liability, they are self-

interested in the transactions challenged herein and cannot be presumed to be capable of exercising independent and disinterested judgment about whether to pursue this action on behalf of the shareholders of the Company. Accordingly, demand is excused as being futile.

136. The Director-Defendants may also be protected against personal liability for their acts of mismanagement and breaches of fiduciary duty alleged herein by directors' and officers' liability insurance if they caused the Company to purchase it for their protection with corporate funds, i.e., monies belonging to the stockholders of BlackRock TCP. If there is a directors' and officers' liability insurance policy covering the Director-Defendants, it may contain provisions that eliminate coverage for any action brought directly by the Company against the Director-Defendants, known as, inter alia, the "insured-versus-insured exclusion." As a result, if the Director-Defendants were to sue themselves or certain of the officers of BlackRock TCP, there would be no directors' and officers' insurance protection. Accordingly, the Director-Defendants cannot be expected to bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage, if such an insurance policy exists, will provide a basis for the Company to effectuate a recovery. If there is no directors' and officers' liability insurance, then the Director-Defendants will not cause BlackRock TCP to sue the Individual Defendants named herein, since, if they did, they would face a large uninsured individual liability. Accordingly, in either event demand is futile as to the Director-Defendants.

137. For all of the reasons set forth above, all of the Director-Defendants, and, if not all of them, at least three of the Director-Defendants, cannot consider a demand with disinterestedness and independence. Consequently, a demand upon the Board is excused as futile.

CLAIM I

Against the Individual Defendants Baron, Draut, Leets, Petro, Tseng, and Usifer for Violations of Section 14(a) of the Exchange Act

138. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

139. Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a)(1), provides that: "[i]t shall be unlawful for any person, by use of the mails or by any means or instrumentality of interstate commerce or of nay facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title [15 U.S.C. § 781]."

140. Rule 14a-9, provides that no proxy statement shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

141. The Individual Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

142. Under the direction and watch of Individual Defendants Baron, Draut, Leets, Petro, Tseng, and Usifer, the 2025 Proxy Statement failed to disclose, *inter alia*, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's NAV was overstated. As a result of the foregoing, the Company's public statements were materially false and misleading and/or lacked a reasonable basis at all relevant times.

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143. The 2025 Proxy Statement also failed to disclose that: (1) the Individual Defendants violated the Code of Ethics either without waivers or without such waivers being disclosed, despite the Company's claims that its officers and directors adhered to the Code of Ethics; and (2) contrary to the descriptions of the Board's and its committees' risk oversight functions, the Board and its committees were not adequately exercising these functions and were causing or permitting the Company to issue false and misleading statements.

144. Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer knew or should have known that by misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2025 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2025 Proxy Statement including, but not limited to, the re-election of the Director-Defendants and the authorization of the issuance of new shares below the NAV.

145. The misrepresentations and omissions in the 2025 Proxy Statement were material to BlackRock TCP stockholders, specifically in voting on matters set forth for shareholder determination in the 2025 Proxy Statement. As a result of Individual Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer causing the 2025 Proxy Statement to be misleading, Company shareholders voted, *inter alia*, to: (1) re-elect Defendants Tseng, Baron, Draut, Leets, Petro, and Usifer to the Board, thereby allowing them to continue breaching their fiduciary duties to the Company; and (2) authorize the Company, with approval of its Board, to sell shares of the Company's common stock at a price or prices below its NAV in one or more offerings in the next twelve months, subject to certain limitations.

146. The Company was damaged as a result of the Individual Defendants' material misrepresentations and omissions.

147.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

CLAIM II

Against the Individual Defendants for Violations of Section 10(b) and Rule 10b-5 of the Exchange Act

148.   Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

149.   The Individual Defendants participated in a scheme to defraud with the purpose and effect of defrauding BlackRock TCP. Not only is BlackRock TCP now defending claims that it violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, but the Company itself is also one of the largest victims of the unlawful scheme perpetrated upon BlackRock TCP by the Individual Defendants. With the price of its common stock trading at artificially inflated prices due to the Individual Defendants' misconduct, the Individual Defendants caused the Company to repurchase 239,410 of its own shares at artificially inflated prices, damaging BlackRock TCP.

150.   During the Relevant Period, the Individual Defendants also individually and in concert, directly and indirectly, by the use and means of instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct designed to falsify the Company's press releases, public statements made in earnings calls, and periodic and current reports filed with the SEC.

151.   The Individual Defendants employed devices, schemes, and artifices to defraud while in the possession of adverse, material, non-public information and engaged in acts, practices and a course of conduct that included the making of, or participation in the making of, untrue and/or misleading statements of material facts and/or omitting to state material facts necessary in order to make the statements made about BlackRock TCP not misleading.

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152.   As top executives, the Individual Defendants acted with scienter during the Relevant Period, in that they either had actual knowledge of the scheme and the misrepresentations and/or omissions of material facts set forth herein or acted with reckless disregard for the truth in that they failed to ascertain and to disclose the true facts, even though such facts were available to them. The Individual Defendants were the top executives of the Company, or received direct briefings from them, and were therefore directly responsible for the scheme set forth herein and for the false and misleading statements and/or omissions disseminated to the public through filings with the SEC.

153.   By virtue of the foregoing, the Individual Defendants have violated §10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

154.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

CLAIM III
Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

155.   Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

156.   The Individual Defendants, by virtue of their positions with BlackRock TCP and their specific acts, were, at the time of the wrongs alleged herein, controlling persons of BlackRock TCP and each of its officers and directors who made the false and misleading statements alleged herein within the meaning of §20(a) of the Exchange Act. The Individual Defendants had the power and influence and exercised the same to cause BlackRock TCP to engage in the illegal conduct and practices complained of herein.

157.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

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CLAIM IV

Against the Individual Defendants for Breach of Fiduciary Duties

158. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

159. Each Individual Defendant owed to BlackRock TCP the fiduciary duty to exercise candor, good faith, fair dealing, and loyalty in the management and administration of BlackRock TCP's business and affairs, particularly with respect to issues as fundamental as public disclosures.

160. Each of the Individual Defendants violated and breached his or her fiduciary duties of candor, good faith, loyalty, reasonable inquiry, oversight, and supervision.

161. The Individual Defendants' conduct set forth herein was due to their intentional, reckless, or negligent breach of the fiduciary duties they owed to the Company and to protect the rights and interests of BlackRock TCP's shareholders.

162. The Individual Defendants knowingly or recklessly made untrue statements and/or permitted the Company's public filings, disclosures, and statements to misleadingly report the Company's overall business, operations, and prospects. Specifically, the Individual Defendants made and/or caused the Company to make false and misleading statements and/or omissions of material fact that failed to disclose, *inter alia*, that: (1) BlackRock TCP was not adequately or timely valuing its investments; (2) the Company overstated its ability to improve its NAV and the diversification of its portfolio; (3) the Company understated its unrealized losses; and (4) as a result, the Company's Net Asset Value was overstated.

163. In further breach of their fiduciary duties, the Individual Defendants failed to correct and/or cause the Company to correct the false and misleading

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statements and/or omissions of material fact referenced herein, rendering them personally liable to the Company.

164. In breach of their fiduciary duties, the Individual Defendants caused the Company to fail to maintain internal controls.

165. In breach of their fiduciary duties, during the Relevant Period, the Individual Defendants willfully or recklessly caused the Company to repurchase thousands of shares of its own common stock at artificially inflated prices before the fraud was exposed.

166. The Individual Defendants had actual or constructive knowledge that they caused the Company to engage in fraudulent schemes set forth herein and failed to maintain adequate internal controls. The Individual Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth, in that they failed to disclose such facts, even though such facts were available to them. Such material misrepresentations and omissions were committed for the purpose and effect of artificially inflating the price of BlackRock TCP's securities. As such, the Individual Defendants' intentionally or recklessly breached or disregarded their fiduciary duties to protect the rights and interests of BlackRock TCP. The Individual Defendants should have taken appropriate action to prevent the issuance of, and correct, the false and misleading statements and to ensure the cessation of all misconduct.

167. The Individual Defendants' actions were not a good-faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

168. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, BlackRock TCP has sustained and continues

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1   to sustain significant monetary damages as well as reputational harm and damage

2   to the share price of the Company's stock.

3   169.   As a result of the misconduct alleged herein, the Individual Defendants

4   are liable to the Company.

5   170.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

6   **CLAIM V**

7   ***Against the Individual Defendants for Gross Mismanagement***

8   171.   Plaintiff incorporates by reference and realleges each and every

9   allegation contained above, as though fully set forth herein.

10   172.   The Individual Defendants, either directly or through aiding and

11 abetting, abandoned and abdicated their financial and fiduciary duties with regard

12 to prudently managing the assets and business of BlackRock TCP consistent with

13 the operations of a publicly held corporation.

14   173.   As a direct and proximate result of the Individual Defendants' gross

15 mismanagement and breaches of the duty alleged herein, BlackRock TCP has

16 sustained and will continue to sustain significant damages.

17   174.   The Individual Defendants are liable to the Company.

18   175.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

19   **CLAIM VI**

20   ***Against the Individual Defendants for Waste of Corporate Assets***

21   176.   Plaintiff incorporates by reference and re-alleges each and every

22 allegation set forth above, as though fully set forth herein.

23   177.   By failing to properly consider the interests of the Company and its

24 public shareholders, the Individual Defendants have caused BlackRock TCP to

25 waste valuable corporate assets. Specifically, the Individual Defendants have

26 caused BlackRock TCP to incur many millions of dollars of legal liability and/or

27 costs to defend unlawful actions, to engage in internal investigations, and to lose

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financing from investors and business from future customers who no longer trust the Company and its products.

178.   The Individual Defendants caused the Company to pay the Individual Defendants excessive salaries and fees, to the detriment of the shareholders and the Company.

179.   The Individual Defendants caused the Company to repurchase shares of its own common stock at artificially inflated prices, thereby wasting Company assets.

180.   The issuance of false and misleading statements by the Individual Defendants was continuous, connected, and ongoing through the Relevant Period and resulted in continuous, connected, and ongoing harm to BlackRock TCP.

181.   As a result of the waste of corporate assets, the Individual Defendants are each liable to the Company.

182.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

CLAIM VII

Against the Individual Defendants for Unjust Enrichment

183.   Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

184.   By their wrongful acts, violations of law, and false and misleading statements and omissions of material fact that they made and/or caused to be made, the Individual Defendants were unjustly enriched at the expense of, and to the detriment of, BlackRock TCP.

185.   The Individual Defendants either benefitted financially from the improper conduct, or received bonuses, stock options, or similar compensation from BlackRock TCP that was tied to the performance or artificially inflated valuation of BlackRock TCP, or received compensation or other payments that were unjust in light of the Individual Defendants' bad faith conduct.

186.   Plaintiff, as a shareholder and a representative of BlackRock TCP, seeks restitution from the Individual Defendants and seeks an order from this Court disgorging all profits, including from insider transactions, the redemption of preferred stock, benefits, and other compensation, including any performance-based or valuation-based compensation, obtained by the Individual Defendants due to their wrongful conduct and breach of their fiduciary and contractual duties.

187.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

CLAIM VIII

Against the Individual Defendants for Abuse of Control

188.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

189.   The Individual Defendants misconduct alleged herein constituted an abuse of their control over the Company, for which they are liable.

190.   As a direct and proximate result of the Individual Defendants' abuse of control, the Company has sustained substantial damages.

191.   As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company

192.   Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

CLAIM IX

Against Individual Defendants Vig, Tseng, and Cuellar for Contribution Under 21D of the Exchange Act

193.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

194.   BlackRock TCP and Defendants Vig, Tseng, and Cuellar are named as defendants in the Securities Class Action, which assert claims under the federal securities laws for violations of Sections 10(b) and 20(a) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder. If and when the Company is found liable

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in the Securities Class Action for these violations of the federal securities laws, the Company's liability will be in whole or in part due to Defendant Vig's, Tseng's, and Cuellar's willful and/or reckless violations of their obligations as officers and/or directors of the Company.

195. Individual Defendants Vig, Tseng, and Cuellar, because of their positions of control and authority as officers and/or directors of the Company, were able to and did, directly and/or indirectly, exercise control over the business and corporate affairs of the Company, including the wrongful acts complained of herein and in the Securities Class Action.

196. Accordingly, Individual Defendants Vig, Tseng, and Cuellar are liable under and Section 21D of the Exchange Act, 15 U.S.C. § 78u-4(f), which governs the application of a private right of action for contribution arising out of violations of the Exchange Act.

197. As such, BlackRock TCP is entitled to receive all appropriate contribution or indemnification from Individual Defendants Vig, Tseng, and Cuellar.

198. Plaintiff, on behalf of BlackRock TCP, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the Individual Defendants and in BlackRock TCP's favor as follows:

A.   Declaring that Plaintiff may maintain this derivative action on behalf of BlackRock TCP and that Plaintiff is a proper and adequate representative of the Company;

B.   Declaring that the Individual Defendants have breached and/or aided and abetted the breach of their fiduciary duties to BlackRock TCP;

C.   Determining and awarding to BlackRock TCP the amount of damages

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1 sustained by the Company as a result of the Individual Defendants' acts and

2 transactions complained of herein, jointly and severally, together with pre-judgment

3 and post-judgment interest thereon;

4   D.   Directing BlackRock TCP and the Individual Defendants to take all

5 necessary actions to reform and improve its corporate governance and internal

6 procedures to comply with applicable laws and to protect BlackRock TCP and its

7 shareholders from a continuation or repetition of the damaging events described

8 herein;

9   E.   Granting appropriate equitable relief to remedy the Individual

10 Defendants' breaches of fiduciary duties, including, but not limited to the institution

11 of appropriate corporate governance measures;

12   F.   Awarding BlackRock TCP restitution from the Individual Defendants,

13 and each of them, and ordering disgorgement of all profits, benefits and other

14 compensation obtained by the Individual Defendants;

15   G.   Awarding Plaintiff the costs and disbursements of this action,

16 including reasonable attorneys' and expert fees and expenses; and

17   H.   Granting such other and further equitable relief as this Court may deem

18 just and proper.

JURY DEMAND

20   Plaintiff hereby demands a trial by jury.

Dated: May 27, 2026   Respectfully submitted,

                                       THE ROSEN LAW FIRM, P.A.

                                       /s/Laurence M. Rosen
                                       Laurence M. Rosen, Esq. (SBN 219683)
                                       355 South Grand Avenue, Suite 2450
                                       Los Angeles, CA 90071
                                       Telephone: (213) 785-2610
                                       Facsimile: (213) 226-4684

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Email: lrosen@rosenlegal.com

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Counsel for Plaintiff Robert Urbani

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VERIFICATION

I, Robert Urbani am a plaintiff   in the within action. I have reviewed   the allegations   made   in   this   shareholder   derivative complaint, know the contents thereof, and   authorize   its   filing.   To those allegations   of which   I have personal knowledge,   I believe those   allegations to be true.   As to   those allegations   of which I   do   not   have   personal   knowledge,   I rely upon my counsel and their investigation and believe them to be true. I declare under penalty of perjury that the foregoing is true and correct. Executed this   5/21/2026   .

DocuSigned by:

Robert Urbani

D0559844BD7E449...

Robert Urbani